SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

MusclePharm Corporation

(Name of Issuer)

Common Stock, $.001 par value per share

(Title of Class of Securities)

627335201

(CUSIP Number)

April 1, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities and Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the forms displays a currently valid OMB control number

CUSIP No. 627335201	13G

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

Phillip Frost, M.D.
2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP
(a) ☐
(b) ☒ Reporting person is affiliated with other persons
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
5	SOLE VOTING POWER

69,444
NUMBER OF	6	SHARED VOTING POWER
SHARES
BENEFICIALLY	668,870
OWNED BY	7	SOLE DISPOSITIVE POWER
EACH REPORTING
PERSON WITH	69,444
8	SHARED DISPOSITIVE POWER

668,870
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

738,314*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.13%*
12	TYPE OF REPORTING PERSON

IN

*See Item 4 – Ownership.

CUSIP No. 627335201	13G

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

Frost Gamma Investments Trust
2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP
(a) ☐
(b) ☒ Reporting person is affiliated with other persons
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Florida
5	SOLE VOTING POWER

0
NUMBER OF	6	SHARED VOTING POWER
SHARES
BENEFICIALLY	668,870
OWNED BY	7	SOLE DISPOSITIVE POWER
EACH REPORTING
PERSON WITH	0
8	SHARED DISPOSITIVE POWER

668,870
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

668,870*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.46%*
12	TYPE OF REPORTING PERSON

OO

*See Item 4 – Ownership

ITEM 1. SECURITY AND ISSUER.

(a)	Name of Issuer:

MusclePharm Corporation

(b)	Address of Issuer:

4721 Ironton Street, Building A

Denver, Colorado 80239

ITEM 2. IDENTITY AND BACKGROUND.

Item 2(a).	Name of Person Filing:

This statement is being filed by Phillip Frost, M.D. (the “Reporting Person”) and Frost Gamma Investments Trust.

Item 2(b)	Address of Principal Business Office or, if none, Residence:

Dr. Phillip Frost has a business address at 4400 Biscayne Blvd. Miami, FL 33137.

Frost Gamma Investments Trust has a business address located at 4400 Biscayne Blvd. Miami, FL 33137.

Item 2(c).	Citizenship:

Dr. Phillip Frost is a United States citizen.

Frost Gamma Investments Trust is organized under the laws of the State of Florida.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $.001 per share.

Item 2(e).	CUSIP Number:

627335201

Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3I(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

ITEM 4. OWNERSHIP

a)	Amount beneficially owned:

Reporting Person	Shares
Dr. Phillip Frost	738,314	(1)
Frost Gamma Investments Trust	668,870	(1)

(b)	Percent of class:

Reporting Person	Percent*
Dr. Phillip Frost	7.13%
Frost Gamma Investments Trust	6.46%

* based upon 10,349,912 shares of the Issuer’s common stock issued and outstanding as of March 28, 2014.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote with respect to each Reporting Person

Reporting Person	Shares
Dr. Phillip Frost	69,444
Frost Gamma Investments Trust	0

(ii)	Shared power to vote or to direct the vote

Reporting Person	Shares
Dr. Phillip Frost	668,870
Frost Gamma Investments Trust	668,870

(iii)	Sole power to dispose or to direct the disposition of with respect to each Reporting Person

Reporting Person	Shares
Dr. Phillip Frost	69,444
Frost Gamma Investments Trust	0

(iv)	Shared power to dispose or to direct the disposition of

Reporting Person	Shares
Dr. Phillip Frost	668,870
Frost Gamma Investments Trust	668,870

(1)	69,444 of such shares are owned solely by the Reporting Person. 668,870 of such shares are owned by Frost Gamma Investments Trust, of which the Reporting Person is the trustee and Frost Gamma Limited Partnership is the sole and exclusive beneficiary. The Reporting Person is one of two limited partners of Frost Gamma, L. P. The general partner of Frost Gamma, L.P. is Frost Gamma, Inc., and the sole shareholder of Frost Gamma, Inc. is Frost-Nevada Corporation. The Reporting Person is also the sole shareholder of Frost-Nevada Corporation.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

Not applicable.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

Not applicable.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

Not Applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP:

Not applicable.

ITEM 10.	CERTIFICATION:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose or with the effect of changing or influencing the control of the issuer of the securities and were not acquired or held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

April 22, 2014	By:	/s/ Phillip Frost
Name: Phillip Frost, M.D.

Frost Gamma Investments Trust

April 22, 2014	By:	/s/ Phillip Frost
Name: Phillip Frost, M.D.
Title: Trustee

EXHIBIT INDEX

Exhibit 1	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.